UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ZOLL MEDICAL CORPORATION

(Name of Subject Company)

ZOLL MEDICAL CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Richard A. Packer

Chief Executive Officer

ZOLL Medical Corporation

269 Mill Road

Chelmsford, Massachusetts 01824

(978) 421-9655

With copies to:

Raymond C. Zemlin

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 26, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”), by ZOLL Medical Corporation, a Massachusetts corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 (the “Shares”), of the Company at a price of $93.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2012 (as amended or supplemented from time to time the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second paragraph set forth under the heading “Certain Litigation” is hereby replaced with the following:

On March 26, 2012, a fifth complaint, captioned Buxton v. ZOLL Medical Corp., et al., (Case No. 12-1190 BLS), was filed in the Business Litigation Session (“BLS”) of the Superior Court Department in Suffolk County, Massachusetts. The complaint asserts the same claims and seeks the same injunctive relief as the four previous complaints filed. On March 28, 2012, the parties to the BLS case filed with the BLS, and on March 29, 2012 the BLS approved and entered, a Stipulation and Order that provides for the dismissal of the four previously filed actions, appoints Gabriel Rodriguez as Lead Plaintiff for the putative class, designates Robbins Geller Rudman & Dowd LLP as Lead Counsel for the putative class, and provides for certain expedited discovery to be exchanged by the parties. Also on March 29, 2012, the plaintiffs in the BLS action filed an Amended Class Action Complaint, adding allegations that the ZOLL defendants breached their fiduciary duties by failing to disclose material information concerning the transactions contemplated by the Merger Agreement. Pursuant to the Stipulation and Order in the BLS, the plaintiffs in each of the four previously filed actions have entered notices of voluntary dismissal of their complaints.

The second paragraph set forth under the heading “Regulatory Approvals—Antitrust in Germany” is hereby replaced with the following:

On April 4, 2012, Parent received a written clearance letter approving the Offer and the Merger from the Federal Cartel Office (“FCO”) of the Federal Republic of Germany under the provisions of the Act against Restraints of Competition. Accordingly, the condition to the Offer relating to the receipt of approval of the FCO of the Federal Republic of Germany has been satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZOLL MEDICAL CORPORATION

Dated:	April 5, 2012	By:	/s/ Aaron M. Grossman
		Name:	Aaron M. Grossman
		Title:	Vice President and General Counsel